Via Facsimile and U.S. Mail
Mail Stop 6010

August 23, 2007

Mr. Craig A. Tooman
Executive Vice President,
Finance, and Chief Financial Officer
Enzon Pharmaceuticals, Inc.
685 Route 202/206
Bridgewater, NJ 08807

Re: Enzon Pharmaceuticals, Inc.
         Form 10-K for the Fiscal Year Ended December 31, 2006
         Filed March 2, 2007
         File No. 0-12957

Dear Mr. Tooman:

         We have completed our review of your Form 10-K and have no further comments
at this time.

                                        Sincerely,

                                        Joel Parker
                                        Accounting Branch Chief